Exhibit 99.1

EMCLAIRE FINANCIAL CORP.
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612 Main Street
Emlenton, PA 16373


                Emclaire Financial Corp. Extends Stock Repurchase

For Immediate Release
Monday, May 8, 2000


Contact:      David L. Cox, President or,
              John J. Boczar, Chief Financial Officer
              Emclaire Financial Corp.
              724/867-2311

Emlenton, PA -- Emclaire Financial Corp. (OTC Bulletin Board - "EMCF"), the parent holding company of The Farmers National Bank of Emlenton, today announced that it has received the necessary Board approval to extend its repurchase plan covering up to 5% or 69,792 shares of the Company's common stock. Under the terms of the plan announced November 4, 1999 the shares are to be purchased from time-to-time in open market and privately negotiated transactions subject to the availability of stock, the terms of the plan and other financial and market conditions.

As of May 5, 2000 the original expiration date of the plan, 48,969 shares have been repurchased at a total cost of approximately $756,000, representing an average cost of $15.44 per share.

Emclaire Financial Corp. with consolidated total assets of $194.6 million at March 31, 2000, is the parent company of The Farmers National Bank of Emlenton, a community commercial bank operating eleven offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania. Emclaire's common stock is quoted on the OTC Electronic Bulletin Board under the symbol "EMCF".